January 29, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4631
Washington, D.C. 20549

Attention:     John Cash, Accounting Branch Chief
Office of Manufacturing and Construction

Re:        Eaton Corporation plc
Form 10-K for the Year Ended December 31, 2016
Filed February 22, 2017
File No. 0-54863

Dear Mr. Cash:

Set forth below is the response of Eaton Corporation plc (the “Company” or “Eaton”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 25, 2018, relating to the Company’s Form 10-K for the year ended December 31, 2016. For your convenience, we have recited the Staff’s comment in italicized, bold type and have followed the comment with our response.

Management’s Discussion and Analysis of Financial Condition and Results…, page 69

Results of Operations, page 69

1.
We have considered your response to prior comment one; however, we continue to believe that the non-GAAP financial measures you identify as “Operating earnings” and “Operating earnings per ordinary share” use titles that are confusingly similar to GAAP financial measures. As previously requested, please revise the titles of your non-GAAP financial measures in future filings to provide an appropriate description of each measure that complies with Item 10(e) of Regulation S-K.

In light of the Staff’s position, we propose to replace Operating earnings and Operating earnings per ordinary share with "Adjusted earnings" and "Adjusted earnings per ordinary share", respectively, in all future filings.

* * * * *

January 29, 2018

The Company requests that the Staff contact the undersigned at 440-523-4336 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Richard H. Fearon

Richard H. Fearon
Principal Financial Officer